SOUTHSIDE BANCSHARES, INC.
1201 South Beckham
Tyler, Texas 75701

September 28, 2012

VIA EDGAR

Mr. Michael R. Clampitt Senior Staff Attorney Division of Corporation Finance U.S. Securities and Exchange Commission Washington, D.C. 20549

Re:	Southside Bancshares, Inc. Form 10-K for the Year Ended December 31, 2011 Filed March 26, 2012 File No. 000-12247

Dear Mr. Clampitt:

We are responding to the comments contained in a letter dated September 18, 2012 to Southside Bancshares, Inc. (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with regard to the above-referenced filing.  For ease of reference, the Staff’s comments are set forth below with the response immediately following such comments.

Form 10-K for the Year Ended December 31, 2011

Item 1A. Risk Factors, page 18

1.            Comment: We note your disclosure on page 83 that management concluded that your disclosure controls and procedures were not effective as of December 31, 2011 due to the fact that there was a material weakness in your internal control over financial reporting. We note also that management similarly concluded that your disclosure controls and procedures were not effective as of March 31, 2012 and June 30, 2012. In future filings, revise to include a discussion in Risk Factors that discloses the audit committee's determination in March of 2012 that the previously issued financial statements for each of the three first quarterly periods of 2011 should not have been relied upon and the resulting restatement of the financial statements for each of those periods. Please fully describe the errors made and discuss the reasons for the resulting conclusion that your disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2011, March 31, 2012 and June 30, 2012. Describe the risks to investors as a result of the restatement and your failure to maintain effective controls to date. Please also describe the risks that investors face going forward if you are unable to remediate the material weaknesses identified.

Mr. Michael R. Clampitt
September 28, 2012

Response: The Company believes that the material weakness identified with respect to the FHLB advance option fees was remediated as of June 30, 2012 and that the material weakness identified with respect to pricing valuation will be remediated as of September 30, 2012.  However, in response to the Staff’s comment, we agree to include additional risk factor disclosure in future filings regarding the Company’s restatement, as well as the material weaknesses in its internal control over financial reporting and the ineffectiveness of its disclosure controls and procedures. Specifically, we propose to include a risk factor substantially similar to the following:

If we fail to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could have a material adverse effect on our business, results of operation and financial condition.  In addition, current and potential shareholders could lose confidence in our financial reporting, which could harm the trading price of our common stock.

Management regularly reviews and updates our disclosure controls and procedures, including our internal control over financial reporting.  Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met.  Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

Based on management’s assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2011, management decided that our disclosure controls and procedures were not effective as of that date due to the following control deficiencies:

•
We did not adequately design security price verification controls.  Specifically, we did not perform adequate price verification procedures to determine that security prices obtained from the third party pricing service, which are utilized to record securities at fair value, were accurate.  The control deficiency resulted in certain pricing errors, including for certain securities which were purchased at a significant premium that required specific accounting in accordance with generally accepted accounting principles.  The errors resulted in our audit committee determining that the Company’s financial statements as of and for the quarters and year to date periods ended March 31, June 30, and September 30, 2011 could no longer be relied upon and were required to be restated and that revisions to the Company's consolidated financial statements for the year ended December 31, 2010 and adjustments to the consolidated financial statements for the year ended December 31, 2011 were required.  Management concluded that the identified control deficiency constituted a material weakness.

Mr. Michael R. Clampitt
September 28, 2012

•
Controls designed to evaluate the impairment of FHLB advance option fees did not operate effectively.  Specifically, we failed to execute the control to assess the probability of exercise for the FHLB advance option fees.  This control deficiency resulted in accounting errors for the FHLB options.  The errors resulted in our audit committee determining that the Company's financial statements as of and for the quarter and year to date period ended September 30, 2011 could no longer be relied upon and were required to be restated and that adjustments to the Company's consolidated financial statements for the year ended December 31, 2011 were required.  Management concluded that the identified control deficiency constituted a material weakness.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.  Although management had taken actions to remediate the material weaknesses identified, management was unable to conclude that our disclosure controls and procedures were effective as of March 31, 2012 or June 30, 2012.

Although management believes that the actions it has taken have remediated these material weaknesses as of September 30, 2012, we cannot assure you that they have been remediated. If the security price verification control deficiency has not been remediated, it could result in future material misstatements of the available for sale or held to maturity securities and related disclosures.  Additionally, if the Company were to purchase additional options from the FHLB where the advance option fee paid was material and if the FHLB advance option fee control deficiency has not been remediated, it could result in future material misstatements of other assets and impairment charges. These control deficiencies could result in material misstatements of related disclosures that would result in a material misstatement of the consolidated financial statements that would not be prevented or detected assuming the FHLB advance option fee once again became a material amount in the future.  In addition, we cannot assure you that additional control deficiencies or material weaknesses will not be identified in the future.

Failure to achieve and maintain an effective internal control environment could result in us not being able to accurately report our financial results, prevent or detect fraud, or provide timely and reliable financial information pursuant to our reporting obligations, which could have a material adverse effect on our business, financial condition, and results of operations. Further, it could cause our investors to lose confidence in the financial information we report, which could affect the trading price of our common stock.

Mr. Michael R. Clampitt
September 28, 2012

Item 9A. Controls and Procedures, page 83

2.             Comment: In future filings, please explain in more detail the steps that management has taken, and will take, in order to ensure that your internal control over financial reporting and disclosure controls and procedures are effective going forward. Also, please tell us, and please revise future filings to disclose, whether the revelation that your review process failed with respect to your price valuation and FHLB advance option fees caused you to reevaluate the overall effectiveness of your review program and the quality of your effectiveness and deficiency determinations.

Response: While the failures in our review process with respect to our price valuation and FHLB option fees related to two distinctly unique areas, the determination that our review processes failed with respect to these two areas caused management to reevaluate the overall effectiveness of our review program and the quality of our effectiveness and deficiency determinations.  As a result of such evaluation, we concluded that our overall review program was effective.  However, we determined that the Company’s review program would be further enhanced if we hired additional staff in the financial reporting area to enable our staff to perform additional procedures, including procedures specific to the two failed areas discussed above.  As such, we have undertaken significant measures to ensure that our internal control over financial reporting and disclosure controls and procedures, as well as our review process for our price valuation and FHLB option fees, will be effective going forward.  In response to the Staff’s comment, we agree to provide in future filings a more detailed explanation of the steps undertaken.  Specifically, we propose to include additional disclosure substantially similar to the following:

As a result of the evaluation discussed above, management added additional resources to the Company’s accounting and financial reporting function, as well as the investment department.  In the accounting and financial reporting areas, we added an additional certified public accountant that has enabled us to enhance accounting research and provide additional support in the financial reporting area. In addition, we added a clerical position that allowed us to take administrative duties from the professional staff in the accounting and financial reporting areas. Our Chief Accounting Officer has realigned the accounting and financial reporting areas to allow for an additional individual to participate in the review process. An additional individual was also hired in the investment department who assumed duties that allowed the professional staff to allocate more time to the enhanced price valuation process implemented to correct the material weakness in this area. The more robust price valuation process compares prices obtained from multiple third party independent pricing services. For securities where prices are outside a reasonable range, we further review those securities to determine what a reasonable price estimate is for those securities, given available data. We also invested in technology designed to streamline the SEC financial reporting process.  We believe the additional staffing and technology resources will enhance our overall financial reporting process.

Mr. Michael R. Clampitt
September 28, 2012

Transactions with Directors, Officers and Associates, page 32 of Definitive Proxy Statement on Schedule 14A

3.             Comment: Please confirm that by "other persons" in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

Response: We confirm that our use of the term “other persons” in the representations included in the “Transactions with Directors, Officers and Associates” section of the Definitive Proxy Statement for the 2012 Annual Meeting of Shareholders was intended to refer to persons who are not related to the Company or our wholly owned subsidiary, Southside Bank.  In future filings, we agree to clarify this terminology.  Specifically, we propose to include revised disclosure substantially similar to the following:

All loans or other extensions of credit made by Southside Bank to executive officers and directors of the Company and Southside Bank were made in the ordinary course of business on substantially the same terms, including interest rates, maturities and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company or Southside Bank and did not involve more than the normal risk of collection or present other features that are unfavorable to Southside Bank. [emphasis added]

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments.  We would like to do everything possible to facilitate your review.  If you have any questions regarding this response, please do not hesitate to call me at (903) 531-7221.

Sincerely,

/s/ Lee R. Gibson
Lee R. Gibson
Senior Executive Vice President and Chief Financial Officer

Mr. Michael R. Clampitt
September 28, 2012

cc:           Sam Dawson, Chief Executive Officer and President
Julie Shamburger, Chief Accounting Officer
Lesley H. Solomon, Alston & Bird LLP